U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

_______________________________________________________________________________
1.   Name and Address of Reporting Person*

AMERICAN HONDA MOTOR CO., INC.
-------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

1919 TORRANCE BOULEVARD
-------------------------------------------------------------------------------
                                    (Street)

TORRANCE, CA  90501
-------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


_______________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

XM SATELLITE RADIO HOLDINGS INC. (XMSR)

_______________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (voluntary)



_______________________________________________________________________________
4.   Statement for Month/Day/Year

1/28/03

_______________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


_______________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


_______________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than one Reporting Person
_______________________________________________________________________________




===============================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
===============================================================================

                                                                                                                    6.
                                                               4.                             5.               Owner-
                                                               Securities Acquired (A) or     Amount of        ship
                                                  3.           Disposed of (D)                Securities       Form:     7.
                                 2A.              Transaction  (Instr. 3, 4 and 5)            Beneficially     Direct    Nature of
                   2.            Deemed Ex-       Code         ------------------------------ Owned Follow-    (D) or    Indirect
1.                 Transaction   ecution Date,    (Instr. 8)                  (A)             ing Reported     Indirect  Beneficial
Title of Security  Date (Month/  if any (Month/   ------------    Amount      or     Price    Transaction(s)   (I)       Ownership
(Instr. 3)         Day/Year)     Day/Year)        Code     V                  (D)             (Instr. 3 and 4) (Instr.4) (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                     (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

===============================================================================

                                                                                                                   10.
                                                                                                        9.         Owner-
                                                                                                        Number     ship
                                                                                                        of         Form
            2.                                                                                          Deriv-     of
            Conver-                             5.                            7.                        ative      Deriv-  11.
            sion                                Number of                     Title and Amount          Secur-     ative   Nature
            or                                  Derivative   6.               of Underlying     8.      ities      Secur-  of
            Exer-             3A.       4.      Securities   Date             Securities        Price   Bene-      ities:  In-
            cise     3.       Deemed    Trans-  Acquired (A) Exercisable and  (Instr. 3 and 4)  of      ficially   Direct  direct
            Price    Trans-   Execution action  or Disposed  Expiration Date  ----------------  Deriv-  Owned      (D) or  Bene-
1.          of       action   Date, if  Code    of(D)        (Month/Day/Year)           Amount  ative   Following  In-     ficial
Title of    Deriv-   Date     any       (Instr. (Instr. 3,   ----------------           or      Secur-  Reported   direct  Owner-
Derivative  ative    (Month/  (Month/   8)      4 and 5)     Date     Expira-           Number  ity     Trans-     (I)     ship
Security    Secur-   Day/     Day/      ------  ------------ Exer-    tion              of      (Instr. action(s)  (Instr. (Instr.
(Instr. 3)  ity      Year)    Year)     Code V    (A)   (D)  cisable  Date    Title     Shares  5)      (Instr.4)  4)      4)
-----------------------------------------------------------------------------------------------------------------------------------

10% Senior  $3.18    1/28/03            P      $50 mm       1/28/03 12/31/09  Class A 15,723,270 $50 mm $50 million D
Secured                                                                       common
Discount                                                                      stock,
Convertible                                                                   par value
Notes due                                                                     $0.01 per
2009                                                                          share

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================

Explanation of Responses:


/s/ S. Sakamoto                                            January 28, 2003
---------------------------------------------            ----------------------
      Name:  S. Sakamoto                                       Date
      Title: Treasurer

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                         Page 2